

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Patrick Orlando
Chief Executive Officer
Digital World Acquisition Corp.
78 SW 7th Street
Miami, FL 33130

> **Re: Digital World Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 5, 2022**
> **File No. 001-40779**

Dear Mr. Orlando:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Barry I. Grossman